July 19, 2019

Torsten Kuenzlen
Chief Executive Officer
Sundial Growers Inc.
#200, 919 11 Avenue SW
Calgary, AB
Canada T2R 1P3

       Re: Sundial Growers Inc.
           Registration Statement on Form F-1
           Response dated July 15, 2019
           File No. 333-232573

Dear Mr. Kuenzlen:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Recent Developments
Acquisition of Brands and Cultivars, page 10

1. Please tell us your consider of whether or not the agreement to acquire the Acquired
       Brands and Cultivars would be considered an acquisition of a business pursuant to Article
       11 of Regulation S-X that would require financial statements pursuant to Rule 3-05 of
       Regulation S-X and pro forma information pursuant to Article 11. Critical Accounting Policies and Estimates
Share-Based Compensation, page 103

2. We note on page A-003 that you interpolate the fair value of common stock based on a
 Torsten Kuenzlen
FirstName LastNameTorsten Kuenzlen
Sundial Growers Inc.
Comapany NameSundial Growers Inc.
July 19, 2019
July 19, 2019 Page 2
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FirstName LastName
         straight-line basis for February, March, April, and May 2019. We do not believe interpolation on a straight-line basis is an appropriate basis for determining the fair value of your common stock. Please revise to use an acceptable methodology such as the market or income approach. In addition, please tell us the nature, financial impact, and the specific timing of the events that materially impact the common stock fair value between each valuation date. Also please tell us what "accretive transactions" have occurred in the weeks since June 30, 2019 as referenced on page A-005 of your response and why those transactions would result in a 15% discount to the IPO price.
3. We note on page A-004 that you estimate your August 2018 through January 2019 common stock fair value at the exercise price of the warrants. We do not believe the exercise price is an indication of the value of your stock. Please revise your analysis to support your estimate of the fair value of the common stock for the period. In addition, please confirm that no material event that may impact your common stock fair value occurred during August 2018 through January 2019.
4. You state on page A-004 that you applied a 33% discount. Describe the terms of the
         Notes that resulted in a discount and why you believe an additional discount is appropriate for lack of liquidity when your original valuation of the company already implicitly considers your lack of liquidity.
5. Please provide us supplementally a table of all equity issuances for the most recent twelve months through the date of the initial public offering including stock, options, warrants, and convertible instruments. For each issuance, please provide the date of the issuance, number of options, warrants, or shares issued, the exercise price or per share amount paid, and your fair value determination.
6. You state on page 96 of the Form F-1 that the holders of the 8% convertible notes issued in May 2019 have a one-time right to convert the Notes into shares at a specified discount to the price of the shares offered to the public in connection with the IPO. Please disclose the amount of any beneficial conversion feature that you expect to record at the closing of the IPO or tell us why the amount is not material.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Torsten Kuenzlen
Sundial Growers Inc.
July 19, 2019
Page 3

       You may contact Keira Nakada at 202-551-3659 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTorsten Kuenzlen                      Sincerely,
Comapany NameSundial Growers Inc.
                                                        Division of Corporation
Finance
July 19, 2019 Page 3                                    Office of Healthcare &
Insurance
FirstName LastName